

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Mr. Michael J. Mauceli
Manager
Reef Oil & Gas Partners GP, LLC
1901 N. Central Expressway – Suite 300
Richardson, Texas 75080

> **Re: Reef Oil & Gas Income and Development Fund III, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 2, 2010**
> **File No. 0-53759**

Dear Mr. Mauceli:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Report of Independent Registered Accounting Firm, page F-1

1.   The audit opinion you included in your filing does not appear to be signed. Please amend your filing to include a signed audit opinion as of December 31, 2009 and 2008 and for each of the two years in the period ended December 31, 2009 and the period from November 27, 2007 (date of inception) through December 31, 2007.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief